THE REAL BROKERAGE INC. (FORMERLY ADL VENTURES INC.)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020

This management discussion and analysis (“MD&A”) of The Real Brokerage Inc., formerly ADL Ventures Inc., (the “Company”, “we”, “our”) is for the three months ended March 31, 2020 and is prepared by management using information available as of July 14, 2020. We have prepared this MD&A with reference to National Instrument 51- 102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A should be read in conjunction with the Company’s condensed interim financial statements for the three months ended March 31, 2020 and the audited financial statements for the year ended December 31, 2019, and the related notes thereto. This MD&A complements and supplements, but does not form part of, the Company’s condensed interim financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in this MD&A may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements and are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking statements. The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

The Company

The Real Brokerage Inc., formerly ADL Ventures Inc., was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018 and is a capital pool company (“CPC”), as defined in TSX Venture Exchange (“TSX- V”) Policy 2.4 (“Policy 2.4”). The Company proposes to identify and evaluate companies, businesses, properties, or assets for acquisition and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder and regulatory approval (the “Qualifying Transaction”). Subsequent to March 31, 2020, the Company completed the Qualifying Transaction.

The Company’s registered office address and principle place of business is Suite 302 – 133 Richmond Street West, Toronto, Ontario M5H 2L3.

On June 25, 2018, the Company successfully completed its initial public offering (“IPO”) of 3,000,000 common shares at a price of $0.10 resulting in gross proceeds of $300,000. Pursuant to the polices of the TSX-V, the proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares, or $210,000, may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of the Qualifying Transaction by the Company as defined under the policies of the TSX-V. Upon completion of the Offering, the Company had 9,100,000 common shares issued and outstanding. The Company’s common shares commenced trading on the TSX-V under the symbol "AVI.P" on July 6, 2018.

THE REAL BROKERAGE INC. (FOMERLY ADL VENTURES INC.) Managements’ Discussion & Analysis For the three months ended March 31, 2020

Significant Event

On June 5, 2020, the Company completed its acquisition of all of the issued and outstanding securities of Real Technology Broker Ltd (“Real”), a private company incorporated under the laws of Israel, which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “Exchange”).

On March 5, 2020, the Company and Real entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which the Company would acquire all of the issued and outstanding securities of Real as part of the Qualifying Transaction.

The Securities Exchange Agreement provided for the acquisition of all of the issued and outstanding common shares, warrants and options of Real by the Company in exchange for common shares (the “Common Shares”) and options of the Company. In particular, shareholders of Real were issued (i) an aggregate of 110,303,732 Common Shares (the “Consideration Shares”) (based on the deemed value ascribed to Real as negotiated between the Company and Real of CAD$27,575,933, at a deemed issue price of CAD$0.25), resulting in 1.0083 Consideration Share for each one Real share held; and (ii) an aggregate of 6,098,411 options. As a result of the Qualifying Transaction, the Company became the sole beneficial owner of all of the outstanding securities of Real. The Company is the parent company of Real which will continue its business.

In addition, aggregate gross proceeds totaling US$1,586,139.37 were raised prior to the closing of the Qualifying Transaction by way of a private placement of subscription receipts of the Company (the “Private Placement”). Each subscription receipt was exercisable into one Common Share and were automatically exercised upon completion of the Qualifying Transaction. The Common Shares issued pursuant to the Private Placement are subject to a six month hold period from the date of closing of the Private Placement comprised of a 4 month regulatory hold period plus an additional two month hold period based on contractual lock-up commitments of the subscribers.

Pursuant to the terms of an escrow agreement dated June 5, 2020 among the Company, Computershare Trust Company of Canada as escrow agent and certain escrow securityholders, an aggregate of 62,257,250 Common Shares and 5,330,172 options have been placed in escrow, whereby 25% of such securities were released immediately upon the issuance of the Exchange bulletin evidencing final acceptance of the Qualifying Transaction and the balance of such securities will be released in equal tranches of 25% every six months thereafter.

The Common Shares commenced trading on the Exchange on June 12, 2020 following the issuance of the final bulletin of the Exchange in respect of the Qualifying Transaction, and under the new name “The Real Brokerage Inc.” with the trading symbol “REAX”. The Company will carry on the business of Real.

Real is a technology driven national real estate brokerage platform primarily operating in the United States through a network of approximately 1,100 agents. Real has a unique operational model providing teams and agents’ freedom, flexibility, success tools, long term security and a sense of community to build their reputations and professional assets with the help of a leading-edge digital platform built from the ground up for their success.

Following completion of the Qualifying Transaction, the Company also announced that the board of directors will consist of Tamir Poleg (Chairman), Guy Gamzu, Larry Klane and Laurence Rose. Tamir Poleg is the Chief Executive Officer, Gus Patel is the Chief Financial Officer and Corporate Secretary and Lynda Radosevich is the Chief Marketing Officer.

THE REAL BROKERAGE INC. (FOMERLY ADL VENTURES INC.) Managements’ Discussion & Analysis For the three months ended March 31, 2020

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company has implemented safety and physical distancing procedures, including working from home where possible and ceased all travel. The Company will continue to monitor the impact of the COVID-19 outbreak, the duration and impact which is unknown at this time, as is the efficacy of any intervention. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

Results of Operations

At March 31, 2020, the Company had no continuing source of operating revenues and related expenditures.

Results for three months ended March 31, 2020

For the three months ended March 31, 2020, the Company recorded a net loss of $42,999 (2019 - $18,269). The increase in the net loss of $24,730 is mainly due to the following changes:

  Regulatory and filing fees increased by $3,612 from the comparative period to $11,692 in the three months ended March 31, 2020 due costs related to the TSX venture sustaining fee and filing fees related to the annual financial statements.
  Professional fees increased by $19,946 from the comparative period to $32,032 in the three months ended March 31, 2020 due to activity related to the Securities Exchange Agreement with Real.

Summary of Quarterly Financial Results

The following is a summary of selected financial information compiled from the eight recent quarterly interim unaudited financial statements ending March 31, 2020:

Period	Net loss for the period	Loss per share
	$	$
June 30, 2018	(110,450)	(0.01)
September 30, 2018	(15,021)	(0.00)
December 31, 2018	(21,995)	(0.00)
March 31, 2019	(18,269)	(0.00)
June 30, 2019	(13,548)	(0.00)
September 30, 2019	(33,009)	(0.00)
December 31, 2019	(9,307)	(0.00)
March 31, 2020	(42,999)	(0.00)

The variability of the net loss during the most recent quarters is mainly due to significant expenses related to activities and services utilized in connection to the Company’s completion of the prospectus and completion of the IPO during the quarter ended June 30, 2018. During the three months ended September 30, 2019, there was an increase in the net loss of $19,461 from the quarter ended June 30, 2019 due to increased legal expenses related to the binding letter of intent with Real. During the three months ended December 31, 2019, the net loss decreased by $23,702 when compared to the three months ended September 30, 2019 due to a decrease in legal fees. During the three months ended March 31, 2020, the net loss increased by $33,692 due to legal expenses related to the Securities Exchange Agreement with Real.

Due to limited historical activity in the Company, no trends have been noted in reviewing the summary of selected financial information for the eight quarters ended March 31, 2020. The Company has not earned any revenue since inception.

THE REAL BROKERAGE INC. (FOMERLY ADL VENTURES INC.) Managements’ Discussion & Analysis For the three months ended March 31, 2020

Liquidity and Capital Resources

The Company has financed its operations to date through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and/or debt.

At March 31, 2020, the Company had cash and cash equivalents on hand of $437,593 (December 31, 2019 - $460,592) to meets is obligations of $85,565 (December 31, 2019 - $65,565).

During the three months ended March 31, 2020, the Company had a decrease in cash and cash equivalents of $22,999 due to administrative and legal expenses.

Outstanding Share Data

As of the date of this MD&A, 9,100,000 common shares were issued and outstanding relating to ADL Ventures Inc. (March 31, 2020 – 9,100,000). The outstanding securities and options have been summarized in the following table:

	As at the	As at
	date of this MD&A	March 31, 2020
Common shares issued and outstanding	9,100,000	9,100,000
Agents’ options	-	300,000
Stock options	225,000	900,000

Subsequent to March 31, 2020, the following share capital transactions occurred:

  Refer to the significant event section for common shares, stock options, and agents’ options issued in connection to the Securities Exchange Agreement with Real. The above outstanding share data does not reflect these amounts.
  Subsequent to March 31, 2020, the Company issued 675,000 common shares pursuant to the exercise of stock options at an exercise price of $0.10.
  Subsequent to March 31, 2020, the Company issued 300,000 common shares pursuant to the exercise of agents’ options at an exercise price of $0.10.

Related Party Transactions

During the three months ended March 31, 2020 and the year ended December 31, 2019, no related party transactions occurred.

Off-Balance Sheet Arrangements

The Company has not had any off-balance sheet arrangements at the date of this MD&A.

Proposed Transactions

Other than the above noted Significant Event, there are at present no transactions outstanding that have been proposed but not approved by either the Company or regulatory authorities.

THE REAL BROKERAGE INC. (FOMERLY ADL VENTURES INC.) Managements’ Discussion & Analysis For the three months ended March 31, 2020

Capital Management

The Company's objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company includes equity, comprised of share capital, reserves and deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund the identification and evaluation of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares, or $210,000, may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of a Qualifying Transaction by the Company as defined under the Exchange policy 2.4.

Financial Instruments

The Company’s financial instruments, consisting of cash and cash equivalents and accounts payable and accrued liabilities, approximate fair value due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Risks and Uncertainties

The Company’s sole objective is to identify a satisfactory Qualifying Transaction. The closing of any proposed Qualifying Transaction is subject to several terms and conditions, including completion of due diligence procedures by parties to the transaction and receipt of all required regulatory approvals, and there is no assurance that a transaction will be completed. If the Company does not complete a Qualifying Transaction within the time permitted by the Exchange, its common shares could be delisted.

The proposed business of the Company and the completion of a Qualifying Transaction involves a high degree of risk and there is no assurance that the Company will identify an appropriate business for acquisition or investment, and even if so identified and warranted, it may not be able to finance such an acquisition or investment within the requisite time period. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on terms which are satisfactory to it. Furthermore, there is no assurance that the business will be profitable. These factors indicate the existence of a material uncertainty that may cast doubt about the Company’s ability to continue as a going concern. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) in dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

THE REAL BROKERAGE INC. (FOMERLY ADL VENTURES INC.) Managements’ Discussion & Analysis For the three months ended March 31, 2020

Coronavirus Pandemic

The current outbreak of COVID-19 and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions, which may adversely impact the Company’s operations, and the operations of its suppliers, contractors and service providers, the ability to obtain financing and maintain necessary liquidity, and the ability to explore the Company’s properties. The outbreak of COVID-19 and political upheavals in various countries have caused significant volatility in commodity prices. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time.

Similarly, the Company cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Travel bans and other government restrictions may also adversely impact the Company’s operations and the ability of the Company to advance its projects. In particular, if any employees or consultants of the Company become infected with Coronavirus or similar pathogens and/or the Company is unable to source necessary consumables or supplies, due to government restrictions or otherwise, it could have a material negative impact on the Company’s operations and prospects, including the complete shutdown of one or more of its exploration programs. The situation is dynamic and changing day-to-day. The Company is exploring several options to deal with any repercussions that may occur as a result of the COVID- 19 outbreak.

Significant Accounting Policies

The Company’s significant accounting policies are summarized in Note 3 to the audited financial statements for the year ended December 31, 2019.

Changes in Accounting Policies

During the three months ended March 31, 2020, there have been no changes in significant accounting policies.

Additional Information

For further detail, see the Company’s condensed interim financial statements for the three months ended March 31, 2020 and the audited annual financial statements for the year ended December 31, 2019. Additional information about the Company can also be found on SEDAR at www.sedar.com.